DLA Piper US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
www.dlapiper.com
Heidi M. Drivdahl
heidi.drivdahl@dlapiper.com
T 206.839.4826
F 206.494.1774

July 24, 2007	OUR FILE NO. 353840-176
Via EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	ImaRx Therapeutics, Inc.
Registration Statement on Form S-l, Amendment 4
Filed July 20, 2007
File No. 333-142646
Dear Mr. Riedler:
This letter is submitted on behalf of ImaRx Therapeutics, Inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (filed July 20, 2007, Registration No. 333-142646) (the “Registration Statement”), as set forth in your letter to Bradford A. Zakes, dated July 24, 2007. We are filing via EDGAR under separate cover Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which includes changes in response to the Staff’s comments. For reference purposes, the text of your letter dated July 24, 2007 has been reproduced herein (in bold), with the Company’s response below your comment.
FORM S-l
1.	Please revise the third, fourth, fifth and sixth risk factors, the first paragraph under “Funding Requirements” and elsewhere as may be appropriate to update the disclosure regarding the Abbokinase sales and the $15 million note. Disclose the Abbokinase sales, the total placed in escrow and the remaining balance due under the note assuming the application of the escrow to the payment of the note through June of 2007.
Company Response: In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 5 to state that, as of June 30, 2007, (i) the Company had received aggregate net proceeds of approximately $13.8 million from sales of its commercial product Abbokinase to the Company’s wholesalers and customers, (ii) the Company had deposited approximately $4.2 million in escrow as security for the payment of its $15.0 million non-recourse promissory note due in December 2007, and (iii) the remaining balance due under the note would be approximately $11.9 million. This revised disclosure is reflected on pages 3, 10, 30, 38, 39, 40, 47, 48, 54 and 66 of Amendment No. 5.
* * * * *

Mr. Jeffrey Riedler
July 24, 2007
Page Two
We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (206) 839-4826 or my colleague, Mark Hoffman, at (206) 839-4823 if you have any questions regarding this letter or Amendment No. 5.

Very truly yours, DLA Piper US LLP
/s/ Heidi M. Drivdahl
Heidi M. Drivdahl
heidi.drivdahl@dlapiper.com

cc:	Mr. Greg Belliston
Mr. Mark Brunhofer
Mr. James Rosenberg
Mr. Bradford A. Zakes (ImaRx Therapeutics, Inc.)
Mr. Greg Cobb (ImaRx Therapeutics, Inc.)
Mr. Kevin Ontiveros (ImaRx Therapeutics, Inc.)
Mr. John M. Steel
Mr. Mark F. Hoffman